Certificate of Amendment to Certificate of Incorporation
                                       of
                            AmeriNet Group.com, Inc.

     Pursuant to the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware, this Delaware profit corporation does hereby adopt the following certificate of amendment to its Certificate of
Incorporation:


     First: The Board of Directors of the corporation has duly adopted resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation as currently in effect:


     The following new Article First is hereby adopted, changing the name of this Corporation from "AmeriNet Group.com, Inc." to "Fields Technologies, Inc." As amended, Article First will henceforth read as follows:

     First:

     Name:   The name of the Corporation is "Fields Technologies, Inc."

     Second: The annual meeting of the stockholders of said corporation was duly called and held on December 21, 2000, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at such meeting it was resolved by a vote of holders of 8,052,011 of the shares of capital stock entitled to vote at the meeting, with no vote being cast against, that the Certificate of Incorporation of this Corporation be amended by the Board of Directors as provided above.




     In Witness Whereof, the Corporation has caused this Certificate of Amendment to be signed by its authorized officers on this 20th day of June, 2001.


                                                   AmeriNet Group.com, Inc.


                                      By:      /s/ Randall K. Fields
                                                   Randall K. Fields, President

                                      Attest:  /s/ Narayan Krishnan
                                                   Narayan Krishnan, Secretary